SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We registered international load factor of 77.3% in November, a record for the month

 In the domestic market we registered a load factor of 66.6%

São Paulo, December 10th, 2010 – (BM&FBOVESPA: TAMM4, NYSE: TAM). Brazilian National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of November 2010.

Figures from Pantanal are consolidated together with TAM’s data.

International market

We reached load factor rate of 77.3% in November, registering a new record in the index for that month. The performance is a result of the supply of 2,193 million ASKs, combined with 1,694 million of demand in RPKs.

The demand of passengers traveling between Brazil and abroad remained strong and consistent even for a month that seasonally is the weakest of the quarter for international market, which explains the fact that the load factor for November was lower than the previous month, when the company reached a record of 84.7% in load factor. The international yield, in dollars, had a mid-single digit decrease comparing with October.

We maintained the market share leadership reaching 85.7% in the international market in November. In the accumulated rate of the last 11 mouths, our international market share was 87.6% and load factor 79.7%.

Domestic market

In the domestic market, including the operations of Pantanal, we offered 3,910 million ASKs and recorded a total of 2,605 million RPKs, resulting in a load factor rate of 66.6%. The domestic yield presented a mid-single digit increase compared to October, explained by a historical high demand of business passengers, complemented by leisure passengers on holidays.

We maintained the leadership in the domestic market, accounting for 42.6%. In the accumulated rate of the last 11 mouths, the domestic market share was 42.7% and the load factor rate was 67%.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)
Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)
Jorge Bonduki Helito (IR Manager)
Marcus Vinicius Rojo Rodrigues (IR)
Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715
Fax: (11) 5582-8149
invest@tam.com.br
www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795
Cel. (55) (11) 8644-0128
tamimprensa@tam.com.br
www.taminforma.com.br

About TAM: (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 42,6% domestic market share and 85,7% international market share in November 2010. We operate regular flights to 45 destinations throughout Brazil and we serve 89 different cities in the domestic market through regional alliances. Operations abroad include our flights to 17 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 87 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1,160 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.6 million subscribers.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 10, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.